SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2006
                          --------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-50962
                                               ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Atlantic Coast Bank Employees' Savings and Profit Sharing
                                 Plan and Trust

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Atlantic Coast Federal Corporation
                                   505 Haines Avenue
                                Waycross, Georgia 31501

                               ATLANTIC COAST BANK
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
                                    AND TRUST

                              FINANCIAL STATEMENTS
                           December 31, 2006 and 2005

                               ATLANTIC COAST BANK
                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                                Waycross, Georgia

                              FINANCIAL STATEMENTS
                           December 31, 2006 and 2005






                                    CONTENTS







REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS.......................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS.............    3

     NOTES TO FINANCIAL STATEMENTS.........................................    4


SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)........   10

Crowe Chizek and Company LLC
Member Horwath International




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Atlantic Coast Federal Employees'
 Savings & Profit Sharing Plan and Trust
Waycross, Georgia

We have audited the accompanying statements of net assets available for benefits of the Atlantic Coast Federal Employees' Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.


                                       /s/ Crowe Chizek and Company LLC
                                       Crowe Chizek and Company LLC
South Bend, Indiana
July 12, 2007

--------------------------------------------------------------------------------
                                                                             1.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2006 and 2005
--------------------------------------------------------------------------------




                                                                                       2006              2005
ASSETS
     Investments at fair value                                                      $ 8,348,118       $ 6,275,883

     Receivables
         Employer's contributions                                                        10,419            12,420
         Participants' contributions                                                     14,276            12,513
         Accrued income                                                                     964                 -
         Due from broker                                                                 40,745                 -
                                                                                    -----------       -----------
                                                                                         66,404            24,933
                                                                                    -----------       -----------
     Total Assets                                                                     8,414,522         6,300,816

     Liabilities
         Due to broker                                                                   10,386                 -
                                                                                    -----------       -----------
         Net assets reflecting all investments at fair value                          8,404,136         6,300,816

     Adjustment from fair value to contract value for
       fully benefit-responsive contracts                                                 7,073             3,723
                                                                                    -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                                                   $ 8,411,209       $ 6,304,539
                                                                                    ===========       ===========

--------------------------------------------------------------------------------
                See accompanying notes to financial statements.
                                                                             2.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 2006
-------------------------------------------------------------------------------



Additions to net assets attributed to:
      Investment income
         Net appreciation in fair value of investments (Note 3)                     $1,376,996
         Interest and dividends                                                        144,149
                                                                                    ----------
                                                                                     1,521,145

      Contributions
         Employer                                                                      290,653
         Participants                                                                  441,744
         Rollover                                                                       79,686
                                                                                    ----------
                                                                                       812,083
                                                                                    ----------

             Total additions                                                         2,333,228


Deductions from net assets attributed to:
      Benefits paid to participants                                                    187,476
      Administrative expenses                                                           39,082
                                                                                    ----------
             Total deductions                                                          226,558
                                                                                    ----------

Net increase                                                                         2,106,670

Net assets available for benefits
      Beginning of year                                                              6,304,539
                                                                                    ----------

      End of year                                                                   $8,411,209
                                                                                    ==========

--------------------------------------------------------------------------------
                See accompanying notes to financial statements.
                                                                             3.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2006 and 2005
-------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Atlantic Coast Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Copies of the Plan agreement are available from the plan administrator.

General: The Plan, established on January 1, 1994, is a defined contribution 401(k) plan for the benefit of substantially all employees of Atlantic Coast Bank (the "Employer" or "Company") who serves as plan administrator and controls and manages the operation and administration of the Plan. The Bank of New York serves as custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may elect to contribute up to 75% of their pretax annual compensation, as defined in the Plan, with a total amount not to exceed the applicable dollar limit established by the Internal Revenue Service each year. On behalf of each eligible participant, a matching contribution is made by the company equal to the following percent of compensation, up to 5% based on the participant's salary reduction contribution each pay period.

                   Participant
               Elective Contribution          Company Matching
                   Percentage                    Percentage
                   ----------                    ----------
                       2%                            1%
                       3                             2
                       4                             3
                       5-75                          5

Eligibility: Employees are eligible to enroll in the Plan on January 1st, April 1st, July 1st, or October 1st following their date of hire.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's matching contribution (b) Plan earnings and (c) forfeitures, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Employer's matching and discretionary contribution and the earnings thereon is based on years of credited service. One year credited service is received when the participant works at least 1,000 hours within the plan year. A participant is 20% vested after two years, 40% vested after three years, 60% vested after four years, 80% vested after five years, and 100% vested after six years of credited service.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             4.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2006 and 2005
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures: The non-vested portion of terminated participants accounts plus earnings thereon are considered forfeited and can be used by the Plan to reduce the amount of future employer contributions to the Plan or reallocated to participants at the Plan's sponsor discretion. At December 31, 2006, forfeited accounts totaled $33,481. During 2006 participant accounts were allocated $52,018 from forfeited accounts.

Investment Options: Each participant may direct their contributions into any of the investment options available under the Plan and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds. Earnings on the investment funds are allocated among the accounts that have elected to invest in each such fund. Plan participants may direct the investment of all funds credited to their account to any or all of the available investment funds.

Participant Loans: Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loan account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates that are comparable to those currently available from commercial institutions for similar loans.

Payment of Benefits: Participants may withdraw, in the form of lump-sum or installments, all or some of the vested account balance upon termination of employment, attainment of age 59 1/2, death or disability. In the event of death or permanent disability, participants become fully vested.

Plan Termination: Although it has not expressed any intent to do so, the employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants shall become fully vested.

Expenses: Certain administrative expenses are paid by the plan sponsor.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             5.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2006 and 2005
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles that significantly affect the determination of net assets and results of operations are summarized below.

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard: The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("the FSP") in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts held directly by the Plan or included in the underlying investments of common collective trust funds are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Accordingly, the adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2005 or 2006. The net appreciation reported in the Plan's statement(s) of changes in net assets available for benefits has not been impacted by the adoption of the FSP either, as the amount(s) reflect(s) the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

Adoption of the FSP resulted in a decrease of $3,723 from the amount previously reported as Plan investments in the 2005 statement of net assets available for benefits, since this amount now reflects the fair value of the Plan's indirect interests in fully benefit-responsive contracts. The decrease in the amount reported for Plan investments as of December 31, 2005 is completely offset by an adjustment which increases net assets reflecting investments at fair value to net assets available for benefits.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investments in common/collective funds are stated at estimated fair value as determined by the custodian, based upon the fair values of the underlying investments. Investments in common stock are stated at fair value as determined by quoted market prices. Participant

--------------------------------------------------------------------------------
                                   (Continued)
                                                                             6.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2006 and 2005
--------------------------------------------------------------------------------

loans are valued at estimated fair value as determined by individual participant amortization schedules.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Valuation: The Plan's investments are stated at fair value. Quoted market prices are used to value shares of mutual funds and common stocks traded on a national exchange. The fair values of the Plan's interests in common collective trust funds, other than stable value funds, are based upon the net asset values of the funds as reported by the fund managers. The fair values of the Plan's interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager.

Net assets available for benefits reflects the contract value of the Plan's investments in fully benefit-responsive contracts and stable value funds, due to a separate adjustment presented in the statement of net assets available for benefits to increase or decrease the carrying amount of these investments to contract value, as applicable. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses, and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Risks and Uncertainties: The Plan provides for various investment options in common collective funds, certificate of deposits, and the common stock of the employer's parent company, Atlantic Coast Federal Corporation ("ACFC"). ACFC is traded on the NASDQ Global Market. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Concentration of Credit Risk: At December 31, 2006 and 2005, approximately 60% and 61% of the Plan's assets were invested in ACFC common stock.

Reclassifications: Certain items in the prior year financial statements were reclassified to conform to the current presentation.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             7.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2006 and 2005
--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS

The Bank of New York, the custodian of the Plan, held investment assets and executed transactions during 2006 and 2005.

Investments representing more than 5% of the net assets available for benefits at December 31, 2006 or 2005 are as follows:

Investments at fair value:                                                           2006            2005
-------------------------                                                            ----            ----

     State Street Global Advisors/Money Market Fund                               $  652,461       $ 524,075
     Atlantic Coast Federal Corporation common stock                               4,973,490       3,857,783

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                  Common/collective funds                                         $  210,007
                  Atlantic Coast Federal Corporation common stock                  1,166,989
                                                                                  ----------

                                                                                  $1,376,996
                                                                                  ==========

At December 31, 2006 and 2005, the Plan held 272,819 and 274,380 shares of Atlantic Coast Federal Corporation common stock.


NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Employer on behalf of the Plan. During 2006 and 2005, fees of $3,528 and $2,850 were paid by the Plan to the Bank of New York, custodian of the Plan, fees of $34,297 and $28,086 were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and fees of $1,257 and $1,699 were paid by the Plan to State Street Global Advisors, investment manager, which represent party-in-interest transactions.

Party-in-interest investments held by the Plan at December 31, 2006 and 2005 include Atlantic Coast Federal Corporation common stock totaling $4,973,490 and $3,857,783 respectively, Atlantic Coast Federal Certificate of Deposit totaling $8,087 and $7,887 respectively, participant loans totaling $288,796 and $166,114 respectively and State Street Global Advisors common collective funds totaling $2,775,357 and $2,018,461 respectively.

--------------------------------------------------------------------------------
                                   (Continued)
                                                                             8.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2006 and 2005
--------------------------------------------------------------------------------

NOTE 5 - TAX STATUS

Effective June 1, 2003, the Plan was restated. The Plan has been restated on a prototype document which has received a favorable determination letter dated July 10, 2003 from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $0 and $26,095 at December 31, 2006 and 2005, respectively.


NOTE 7 - PLAN AMENDMENT

Effective June 28, 2006, Atlantic Coast Federal became known as Atlantic Coast Bank. The Plan name was amended to Atlantic Coast Bank Employees' Savings & Profit Sharing Plan and Trust effective September 1, 2006 to reflect the change in the Employer name.

--------------------------------------------------------------------------------
                                                                             9.

                              SUPPLEMENTAL SCHEDULE

        ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND
                                     TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2006

--------------------------------------------------------------------------------

Name of Plan Sponsor:               Atlantic Coast Bank
                      -------------------------------------------
Employer Identification Number:         58-0570960
                               ----------------------------------
Three-digit Plan Number:                   033
                        -----------------------------------------

                                                        (c)
                                             Description of Investment
                 (b)                          Including Maturity Date,                                   (e)
        Identity of Issue, Borrower,        Rate of Interest, Collateral,             (d)              Current
(a)       Lessor, or Similar Party              Par or Maturity Value                Cost               Value
---     ---------------------------        ------------------------------           ------             --------

        Common Collective Funds
   *    State Street Global Advisors        Government/ Money Market Fund              #              $  652,461
   *    State Street Global Advisors        S&P Equity Index Series Fund               #                 210,049
   *    State Street Global Advisors        Passive Long TSY Fund                      #                 102,579
   *    State Street Global Advisors        S&P Growth Value Series Fund               #                 166,816
   *    State Street Global Advisors        Pentegra Stable Value Fund                 #                 394,096
   *    State Street Global Advisors        Conservative Strategic
                                                  Balanced Fund                        #                  20,403
   *    State Street Global Advisors        Moderate Strategic Balanced Fund           #                 263,684
   *    State Street Global Advisors        Aggressive Strategic
                                                  Balanced Fund                        #                  52,754
   *    State Street Global Advisors        S&P Growth Index Series Fund               #                  98,434
   *    State Street Global Advisors        S&P MidCap Index Series Fund               #                 377,746
   *    State Street Global Advisors        Russell 2000 Index Series Fund             #                 194,400
   *    State Street Global Advisors        Daily EAFE Index Series Fund               #                 105,429
   *    State Street Global Advisors        REIT Index Non-Lending
                                                  Series Fund                          #                  31,585
   *    State Street Global Advisors        Nasdaq 100 Index Fund                      #                 104,921
                                                                                                      ----------
                                                                                                       2,775,357
        Common Stock
   *    Atlantic Coast Federal Corporation   Common Stock                              #               4,973,490

        Cash Equivalent/Money Market Fund
   *    Bank of New York                    Collective Short Term Investors
                                              Fund                                     #                 309,461
   *    Atlantic Coast Bank                 Certificate of Deposit
                                            Interest rate 4.55% mature 5/7/07          #                   8,087
   *    Participant Loans                   Interest rates ranging from 4.25%
                                              to 9.25%                                 #                 288,796
                                                                                                      ----------
                                                                                                      $8,355,191
                                                                                                      ==========

--------------------------------------------------------------------------------
*Denotes party-in-interest
#Investment is participant-directed, therefore historical cost is not required.

                                                                            10.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       ATLANTIC COAST BANK
                                       EMPLOYEES' SAVINGS AND PROFIT
                                       SHARING PLAN AND TRUST


Date:  July 12, 2007                   By:    /s/ Robert J. Larison, Jr.
                                       Name:  Robert J. Larison, Jr.
                                       Title: President and Chief Executive
                                              Officer, Atlantic Coast Federal

                                                                    EXHIBIT 23.1

Crowe Chizek and Company LLC
Member Howath International





            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM





We consent to the incorporation by reference in Registration Statement No. 333-119732 on Form S-8 of Atlantic Coast Bank Corporation, of our report dated July 12, 2007, appearing in this Annual Report on Form 11-K of the Atlantic Coast Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") for the year ended December 31, 2006.


                                       /s/ Crowe Chizek and Company LLC
                                       Crowe Chizek and Company LLC

South Bend, Indiana
July 12, 2007